UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 12b-25

Commission File Number 0-13875

NOTIFICATION OF LATE FILING

(CHECK ONE):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form N-SAR

	For Period Ended:	September 30, 2003

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transaction Period Ended:

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

N/A

PART I - REGISTRANT INFORMATION

Lancer Corporation
Full Name of Registrant

Former Name if Applicable

6655 Lancer Blvd.
Address of Principal Executive Office (Street and Number)

San Antonio, Texas 78219
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Lancer’s completion of its quarterly financial statements and the review of such financial statements by its independent auditors are pending, subject to completion of the previously announced investigation by Lancer’s Audit Committee, which originated with allegations concerning Lancer raised by state and federal lawsuits filed in Atlanta, Georgia against The Coca-Cola Company by former Coca-Cola employee Matthew Whitley.  The progression of the Audit Committee investigation has been reported in Lancer’s Current Reports on Form 8-K filed with the Commission on June 19, 2003, August 15, 2003, August 26, 2003, and October 17, 2003 and on the Form 12b-25 filed with the Commission on August 15, 2003 relating to Lancer’s second quarter periodic report on Form 10-Q. The second quarter 10-Q still has not been filed with the Commission as of the date of this filing. Because the Audit Committee investigation is not complete, Lancer is unable to complete its financial statements for the three months ended September 30, 2003, and will not be able to file its Quarterly Report on Form 10-Q for the three months ended September 30, 2003 on a timely basis.  Lancer intends to file such report as soon as practicable, but cannot state with certainty when such filing will occur.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Scott Adams	(210)	310-7065
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☐ Yes			☒ No
Quarterly Report on Form 10-Q for the quarter ended June 30, 2003

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes			☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Net sales for the three months ended September 30, 2003 were approximately $30.2 million, down approximately 19% from $37.3 million in the third quarter of 2002. Net sales for the nine months ended September 30, 2003 were approximately $86.5 million, down approximately 18% from sales in the first three quarters of 2002. Total debt was $16.1 million on September 30, 2003, $18.8 million on June 30, 2003, and $17.5 million on December 31, 2002.  Income from continuing operations for the third quarter and the first nine months of 2003 is expected to be lower than in the comparable periods of 2002, primarily as a result of the decline in revenue, and other costs, including the possible effects, if any, resulting from the Audit Committee investigation.  No reasonable estimate of results can be made, however, until the Audit Committee investigation is complete.

Lancer Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 17, 2003	By	/s/ GEORGE F. SCHROEDER
George F. Schroeder
Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.

One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.	Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.

Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this chapter).